

INVEST IN **BOTH& APPAREL**

One-stop shop for the nonbinary generation

bothandapparel.com New York NY

B2C Retail

LEAD INVESTOR

Imi Read Product Marketing Leader

There are qualities a startup can lean on to supercharge it's readiness to execute on a big dream: a founder who's lived the problem, a vision big enough to create meaningful impact, and an idea that sits at the edge of a market where innovation thrives. I believe Both& holds all of these qualities. 25% of Gen Z, globally, identify as non-binary. This is a paradigm shift. It's not a niche. It's a worldview. Most brands will ignore this. Hint, they already are. But Finnegan won't. He's felt the pain. Both& are radically rethinking the way products are designed with a binary lens, to instead serve the non-binary community and spread euphoria. The team are starting with apparel, but the vision is so much bigger.

Invested $1,000 this round

Highlights

1. 📈 135% average sales growth each quarter since launch.
2. 💸 AOV has gone from $58 to $97.

3. 💫 32% repeat customer rate— 3x national average
2. 💸 AOV has gone from $58 to $97.

3. 💫 32% repeat customer rate— 3x national average.
4. ⭐ Top percentile of 5 star reviews on Shopify.
5. 😍 <7% return rate (half the US average)
6. 💰 Raised 400k from top angel and angel syndicate groups.
7. 👬 Founder-consumer fit + team with 20+ years experience in the industry.

Our Team

Finnegan Shepard Founder & CEO

Trans writer, entrepreneur, and ex-academic. Background in start up strategy, voice branding, and



UX research. Both& is Finnegan's second start up.

As a trans man who has spent my whole life waiting for someone to solve this problem, I got tired of sitting on my hands and decided to solve it myself. I am dedicated to being the boots on the ground founder who listens to the community, advocates for the needs of the product, and develops a brand with unwavering loyalty and trust.



Max Slack Head of Growth

Linkedin top ten LGBTQIA+ voices, Instagram content creator @theyrequeer (27k). Co-Founder, Trans&Travelling.com. LGBTQ+ Inclusivity consultant & speaker. Previously Head of Global Partnerships at HER LGBTQ+ Dating App



Casey Judson CFO

Several years spent in the thick of accounting and M&A for startup companies in the CBD space. Run financial modeling and corporate finance in solar when not building Both&.



Liron Ashkenazi Advisory design director

Associate creative director at Buck. Internationally awarded designer.

Why Both&, Why Now?

25% of Gen Z, globally, identify as nonbinary. This isn't a fad. This isn't a niche. This is a paradigm shift in thinking about gender identity and presentation that impacts over 600 million people.

And yet despite this radical shift, and despite the fact that trans and nonbinary people have different needs and wants than cisgendered people, **all consumer goods are designed with a cisgendered consumer in mind.**



But *today* consumer goods are designed with an entirely cis consumer in mind.
CROWN
SHOULDER
CHEST
WAIST
HIP
INSEAM
FLOOR
CROWN
SHOULDER
CHEST
WAIST
HIP
INSEAM
FLOOR

Both& is the response to this gap in the market. With founder-consumer fit, a proven ability to solve this community's design challenges 100x, and extraordinary early traction, we are well on our way to be **the Nike of the nonbinary generation.**

Our Model

What do all of the brands that have captured a generation have in common?

They start off myopically focused on a niche group, solve a problem 100x, build an evangelist community and ethos around the brand, and scale. (Gap solved the problem of ill-fitting jeans. Supreme served skaters. Nike served elite runners. Lululemon served early yoga adopters. All went on to be billion dollar brands).

Both& is following this model, entering the market through the first beach head of transmasucline apparel. Why this as this first market?

Because we aren't building solutions and then looking for problems. We started with deep consumer research, understanding what the most acute pain points and desires of this demographic are. Of the thousands of transmasculine and nonbinary people we interviewed and surveyed, **99.4% reported "severely struggling to find clothing that fits."**

The Problem

We've interviewed and surveyed thousands of transmasculine and nonbinary people.

EVERYONE AGREES: FASHION ISN'T BUILT WITH OUR NEEDS AND DESIRES IN MIND.



What comes to mind when thinking about shopping for clothing?

Dysphoria — 59.4%/190 resp.

Binary clothes don't fit — 52.2%/159 resp.

No size is right for me — 49.7%/159 resp.

Can't find what I need — 47.2%/151 resp.

Hate changing rooms — 40.0%/128 resp.

"I always end up wearing things that don't fit me. All my clothes are either too baggy or too tight."
   -Alex



I will just put up with
things. If it kind of fits
or I kind of like it, I
don't want to put the
effort in to go find
anything else. It's better
than nothing."
    -Remi



"I buy loads and then
end up wearing a few
things. I overbuy. I
overbuy because I don't
know whether
something will fit or
look good on me."
    -Ellie



From our research (and lived experience), we understood that this problem can't be solved at the marketing or branding level. **It has to be solved at the level of product innovation.**

So we spent nine months gathering data and working through five prototype rounds before launching our first 'test' capsule of three shirts. **The designs were an immediate and unanimous success--we sold out in weeks** and immediately rolled out more colors and sizes as well as began developing new categories.











Over the last year, we have:

- Nearly doubled our average order value, from $58 to $97

- Grown our social following to over 50,000 and established absurdly high engagement and reach metrics.

- Established a return rate that is less than half the national average (<7%)

- Hit the top percentile of 5 star reviews on Shopify

- Have three times the average repeat customer rate

- Established an absurdly good LTV to CAC ratio of 13:1

- Most importantly, won over an avid early adopter community:

We are the brand with....

Superior product.	**Authenticity.**	**Coolness.**
Top percentile of ★★★★★ star reviews on Shopify	We receive **daily** emails, DMs, and stories praising our work.	**350** applications to our brand ambassador program *overnight*

"These t-shirts changed my life, no exaggeration. I originally bought one as I thought I was a butch/tomboyish cis woman and had searched for design features like this my whole life. Trying on these t-shirts for the first time, and seeing so many trans masc and non binary creators on Both&'s Instagram **helped me come to the realization that I too am non binary**! I have never ever felt more comfortable and confident in a piece of clothing. Ever."

"Literally hands down the best quality tee I've ever owned. You now have a **customer for life.**"

"I've never really been able to wear white tees because of binders showing through, this finally **gives me the freedom** to rock a white tee!!"

"It is as if someone has **heard my silent plea**, in my decades long battle of trying to find clothes that comfortably fit and felt good on my body."

"Honestly **speechless...** thanks for crafting something so amazing 💕🌀"

"You have a super interesting and unique perspective and voice as a brand, and I want to support and **elevate your voice** however I can because of this."

"The message you hold is something I've been looking for. It resonates with me and I want to help share the brand with so many others. **It feels like a safe space.**"

And been featured in...

TC yahoo! REFINERY29 MIC ✕ Shaping Design GOOD HOUSEKEEPING BRICKS MiNTEL PRINT

The Future

Both& is starting with apparel, using this category as the space to prove product-market fit and establish our evangelist community. **But we see the opportunity here as much larger than fashion:** our plan is to systematically tackle each of the verticals that require innovation for this emerging market segment, **ultimately making the name Both& synonymous with the nonbinary worldview.**

Investing in Both& is an enormous opportunity, both in terms of impact, and in terms of financial potential. **It is an investment in a group of people who have historically been marginalized, shunned, and when it comes to design, completely ignored.**

It is an investment in gender joy, in the belief that we deserve so much more than a constant fight over basic human rights: we deserve the opportunity to be prioritized, for our needs and desires to be seen and respected, **to be given the tools and space for self-realization and empowerment.**

Both& is building that space. By investing in this community round, you are now a part of our story.

In our lives, nonbinary will become the greatest paradigm shift in worldview.

It will consequently usher in the biggest shift in consumer spending power.

No brand has yet captured and defined the nonbinary world view.

Both& will be that brand.